

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. Ted W. Owen
Chief Financial Officer
Team, Inc.
200 Hermann Drive
Alvin, Texas 77511

> **Re: Team, Inc.**
> **Form 10-K for the fiscal year ended May 31, 2010**
> **Filed August 6, 2010**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
> **Filed January 7, 2011**
> **File No. 1-08604**

Dear Mr. Owen:

We have reviewed your filing and have the following comments. Except where indicated, please confirm you will comply with our comments in future filings.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2010

Item 7. Management's Discussion and Analysis…, page 15

General

1. In future filings please provide a tabular disclosure of contractual obligations pursuant to Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 22

2. We note that goodwill represents 21% or more of your assets as of May 31, 2010. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your

impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test;
- Amount of goodwill allocated to the unit;
- Description of the methodology used to determine fair value;
- Description of key assumptions used and how the key assumptions were determined; and
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Item 15. Exhibits

Note 1. Summary of Significant Accounting Policies and Practices

Property, Plant and Equipments, page 37

3. We note that you disclose your policy for leasehold improvements is between 2-10 years. Please tell us how you have factored the lease term in your determination of the life or lives of your leasehold improvement(s). In this regard we note that leasehold improvements should be amortized over the shorter of their respective useful life or the lease term.

Exhibits 31.1 and 31.2

4. We note that the certifications required by Exchange Act Rule 13a-14(a) continue to substitute "annual report" for "report" in paragraphs 2 and 3, and omit language in paragraph 4(d), namely "(the registrant's fourth fiscal quarter in the case of an annual report)." In future filings please revise the certifications to include all required provisions. See Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended November 30, 2010

Notes to the Unaudited Consolidated Condensed Financial Statements

7. Long-Term Debt, Derivatives and Letters of Credit, page 13

5. We note on page 13 that your future maturity on long-term debt in 2012 is anticipated to be approximately $77,373,000. In future filings please discuss in Management's Discussion and Analysis the impact of long-term debt maturity obligations on your liquidity and capital resource including discussion of possible methods for managing your debt obligations.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3365 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director